April 1, 2025 VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tyler Howes

Re:	Immatics N.V. Registration Statement on Form F-3 Registration No. 333-286151

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-3 (File No. 333-286151) (the “Registration Statement”) of Immatics N.V. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern time, on April 3, 2025, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling David Li at (212) 450-3861.

Thank you for your assistance in this matter.

Sincerely,

Immatics N.V.

By:	/s/ Edward A. Sturchio
Name: Edward A. Sturchio
Title: General Counsel